Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, gave an interview with the Axion Social Podcast on September 29, 2025. The following is a partial transcription of the interview, which was made available on October 17, 2025:

Reena Malyan: Welcome to another episode of Axion Podcast. I’m your host, Reena Malyan, and joining us today is Andrew Keys, the CEO of The Ether Machine. Andrew, welcome to the show.

Andrew Keys: Thanks for having me, Reena.

Reena Malyan: So, Andrew, let’s jump right into the first question. How did you first get into crypto and what pulled you towards Ethereum?

Andrew Keys: Before we start, I’d just like to disclose this podcast is not a solicitation. It’s for education and fun. I got into crypto in the early teens, 2013, 2012, when I understood the implication of Bitcoin. Where Bitcoin could send value from you to me or me to you like a global abacus where we had a bead and I could push the bead to you and you could push the bead back to me. But there was only one application which was “send” on the Bitcoin blockchain, and one asset which was “a Bitcoin”. And I said, “Well, that’s cool, but the world’s a bit more sophisticated than that.” And I didn’t professionally get involved until Ethereum came around and I read Vitalik Buterin’s white paper where essentially you could have any type of asset tokenized, a bar of gold, a barrel of oil, a stable coin, a stock, a bond, a derivative, and then you could have any type of function. Instead of just send, we could say if something were to occur, then send that digital asset else failure. That if then else statement simplified what was the notion of smart contracts. And when I understood that we’d be able to digitize any asset and be able to do any function, I thought that was really the substrate of how the internet should work.

Reena Malyan: Yeah, that that makes sense. Let’s talk a little bit about the history of The Ether Machine. How did you come up with the idea? How all of this started?

Andrew Keys: So if I may step back from The Ether Machine, I think we have to just talk about Ether the asset. We just talked about Ethereum, but in order to understand The Ether Machine, we should understand Ether the asset. So Bitcoin is relatively unproductive. You have to have hardware, real estate and electricity to do proof-of-work mining for the ability to generate a new Bitcoin, where with Ether there’s an intrinsic yield inside of it. And that is due to Ethereum’s proof-of-stake consensus mechanism where we can essentially stake an ether and earn additional yield and this yield aspect is very important because when going through the ways to own Ether, that yield is part of the asset. And one could potentially invest in an exchange traded product or an ETP or in the United States an ETF. But if one were to invest in the ETPs or the ETFs, let’s say there was a billion dollars in an ETP, they’re only able to stake and earn yield on 50% of those assets. So they’re only able to stake and earn yield on $500 million. And that $500 million is earning about 3%. So on the total billion dollars, you’re only earning one and a half percent. And that’s like having a stock that has a dividend but not really availing yourself to the full amount of the dividend. And the reason why this happens is due to a technical nuance within Ethereum called the withdrawal queue. And basically what that means is if I were to withdraw my Ether today, I’d get it back in a couple days. But if there was a serious black swan event that happened on Earth and the majority of stakers wanted to un-stake at the same time, the withdrawal queue would grow from a couple days to 6 months or a year. So that doesn’t jive very well with the 24-hour redemption mandates of exchange traded products. So, we created The Ether Machine because we don’t have those 24-hour mandates. So, we’d be able to stake 100% of the assets that we have at all times. And then we’d also be able to participate in what’s called re-staking and DeFi. So we believe that the that having an actively managed operating company that can generate not only full capacity of staking yield but also re-staking and DeFi, avails public market investors to the best opportunity for ether and ether denominated yield.

Reena Malyan: You know I recently interviewed Tim Draper who thinks that developers will eventually migrate to Bitcoin. What’s your stance on that?

Andrew Keys: So, Bitcoin has a virtual machine that has one function. It is purposefully built, which is what’s called UTXO, to do one thing, to send value from me to you. The Ethereum virtual machine is what’s called Turing Complete, which enables programmability. The Ethereum virtual machine has a Ferrari’s engine where the Bitcoin virtual machine is that of a tank or a fiat or you know some something that can only do one thing. And there’s been this promise of Bitcoin DeFi for 5 years, 10 years. Show me a singular application that is working. when you actually look at high quality liquid assets on blockchains, there are about $250 billion worth of high quality liquid assets. Of that, over 90% of the high quality liquid assets that are on blockchains are settled to Ethereum. Ethereum is experiencing gravity law dynamics similar to Google with search. As I explained, 90% of high quality liquid assets, stable coins, stocks, bonds, derivatives, insurance policies, parcels of land are being settled to Ethereum, just like 90% of searches happen on Google. And we’re seeing that parallel dynamic occur now. And then liquidity begets liquidity, which begets liquidity. And furthermore, aside from the virtual machine, which in Bitcoin is built specifically for one function, send, and in the Ethereum virtual machine, it’s turn complete and can do anything. There are other reasons why Ethereum is architected much better to be the global substrate of the economy. It has a Layer 2 architecture which means that you can have millions of different Layer 2 scaling solutions that an enterprise can construct based upon their own needs that can settle to the Ethereum Layer 1 and we are seeing this evidence of the fast movers. So, Coinbase has created Bass. Robin Hood just revealed their Ethereum Layer 2 that settles to Ethereum Layer 1. That’s for tokenized stocks. Kraken has Inc. I believe that we’re going to see every bulge bracket build out these Layer 2s. So, that’s one aspect, the Layer 2 architecture. The second aspect of this is the fact that Ethereum has nine different clients. It is the most robust blockchain in terms of technical implementation. So, Bitcoin has one implementation, Bitcoin core. Solana has one implementation. Ethereum has a Java client, a .NET client, a Haskell client, a Rust client, a Go client, a C++ client. And these nine different implementations all have to form consensus together. And we believe that that is a technical robust way for architecture to occur in a decentralized global substrate. And then lastly is the notion of decentralization. Ethereum has kind of the most decentralized proof-of-stake network there is and kind of the largest security in the you know over hundred billion dollars of proof-of-stake security. Solana as an example, you can go through there. There are a handful of VCs that own, you know, 33%.

Reena Malyan: So, how does The Ether Machine compare to, for example, Michael Saylor’s company called Strategy and its Bitcoin model?

Andrew Keys: Michael Saylor pioneered the concept of having a digital asset in a public vehicle and essentially maintaining that balance sheet and kudos to him. He’s got a hundred billion dollar market cap company, you know, hundred billion dollar plus and he built that from nothing and he deserves a lot of credit and I think that he’s done a great job of evangelizing that asset and rallying the troops if you will. I think Ether is a better asset and I believe that this vehicle, the Ether machine, is a better vehicle going forward. So, Ether versus Bitcoin with respect to a public vehicle, there are two main considerations to understand here. The first main consideration to understand is that Ether generates intrinsic yield. So when there are convertible bonds that are issued and there’s debt to pay, Bitcoin doesn’t have that yield where we can service our debt with the yield that’s generated with the asset. Now secondarily there’s essentially two ways to raise money using these public vehicles. One is selling equity at the money. So basically selling additional shares at your share price. And the other one is what’s called selling convertible bonds or preferred shares. So basically different ways of orchestrating credit and debt. And it’s important to understand who is the buyer of these different types of ways to raise money. And I worry, and MSTR has just issued guidance, that they will not sell equity at the money unless it’s over two and a half times an mNAV. And they’ll do that opportunistically. And if their mNAV is greater than four, they would do it aggressively. And what we’ve seen lately is there have been companies that have been selling equity at the money, and that’s been dilutive to shareholders. And what I think is a much more positive sum game that MSTR has done well is they’re essentially selling volatility in the form of a convertible bond to hedge funds and they’re using the proceeds of that convertible bond sale to buy the underlying asset in their case Bitcoin for shareholders that want exposure to Bitcoin. And what’s notable is that in addition to the yield that Ether generates, it is double the volatility of Bitcoin. So the volatility buyers that really catalyzed MSTR will have the ability to have access to an asset that is double the volatility of Bitcoin.

Reena Malyan: So this extra volatility is a huge advantage, right?

Andrew Keys: I think that volatility is a part of the growth of an economy. In the early days of any economy, there’s more volatility. In the early days of any stock, there’s more volatility. As time evolves, I do think volatility will dampen as the assets get larger. As the use cases become more congested, I do believe that volatility will soften. But you know relative proportion Bitcoin is six years older than Ether and you know let’s call it three times the market cap and so I believe that Ether has the benefit of higher volatility by being a younger asset.

Reena Malyan: Can you expand on your origin story? How did you get involved in Ethereum so early?

Andrew Keys: Simply put, you know, that was 2014 before the Genesis block of Ethereum and I volunteered to help create the software company, Consensys, which is the largest Ethereum software engineering company in the world. They built three of the eight implementations of Ethereum. The Java client, the .NET client, and the Haskell client. And a funny story because we’re on the 10-year anniversary of Ethereum is the first time Ether crossed $1 because we put a permissioned version of Ethereum. We put the Java client and the Hasall client on Azure, Microsoft’s cloud, so that anyone that had an Azure account could create a digital token that represented anything and then send it amongst themselves. And basically we created the concept of blockchain as a service and created a way for proofs of concepts to happen. So Fortune 500s could build their own blockchain and build their own application. And we announced that in the news on the in the Wall Street Journal, it was in a 200 word article and that news propelled Ether to $1.

Reena Malyan: Going back to conversation with Tim Draper, he predicted that by the end of 2025, the Bitcoin will reach $250,000. What’s your prediction for Ethereum?

Andrew Keys: I’m not supposed to give price guidance as we’re going through the S-4 registration with the SEC right now, but I’ve co-authored an article edigitalo.com and in there is price analysis. So, what’s the name of the article again? Ethigital oil.com.

Reena Malyan: Let’s talk about your productivity habits. What helps you be successful in what you do? What your typical day looks like.

Andrew Keys: I have productivity habits and I have unproductivity habits. I have a little boy named Andy and a little girl named Grace. And they are they are the light of my life, but they do not help me be productive, I would say. They consume a lot of time and it’s a good healthy time where I probably have lower blood pressure during the time I spend with them. When I’m not with them, I try to wake up early, try to do a sauna almost daily, 15 minutes at 180 degrees. I like to cold plunge as well. I don’t eat until about noon because I feel as soon as I eat my brain gets dumber. I love to exercise. I try to run a couple times a week. I try to coordinate the majority of hard mental tasks for before noon because that’s when my brain is most useful. And I also try to shut it down. Meaning and right now with starting a public company, it’s a particularly busy point in my life, but I try, you know, dinner time with my family, no phones, and try to kind of bucket the times to be productive and the times to be unproductive.

Reena Malyan: But your family is happy, right?

Andrew Keys: As long as you don’t feel like you don’t have time for them. It’s a balance. And there are times where they’re happier and there are times that they’re less happy with me. But, you know, that’s life, right? Long after I’m gone, they’ll be here and so will Ethereum and I have to balance something that I think I’m doing that could be good for society and I also can’t neglect my family.

Reena Malyan: Let’s go back to The Ether Machine. Why should investors buy stock backed by Ether instead of buying Ether on crypto exchange platforms?

Andrew Keys: So I think there are a few reasons. So first and foremost, when one buys on an exchange, they still have to deal with let’s call it public private key pairs and they have to deal with counterparty risk. We’ve seen exchanges go bankrupt and that’s an issue when one buys public stock and like the NASDAQ going bankrupt versus something like FDX going bankrupt is a different risk profile. But more importantly than that is that if one were to buy crypto on an exchange um they may not know especially with Ether how to actively manage it. And so Ether is this productive asset that generates yield if properly managed. And the exchanges do enable what I would call the first bucket of three buckets of yield generation. The first bucket is staking. The second bucket is re-staking and the third bucket is the participation in DeFi. So for the first bucket of staking, the exchanges charge retail an exorbitant amount. It’s about 35%. So for the vanilla staking that’s earning 3% yield. You’re really getting 2% of that yield. Now secondarily they’re not enabling re-staking which is the act of using Ethereum’s proof-of-stake network to secure other middlewares. The large protocol in this is Eigen layer and basically to give you kind of an equation right now you can earn 300 basis points or 3% doing vanilla staking and then you can earn an additional 45 basis points or additional 15% on top of the staking yield for doing one aspect of re-staking through something called IGEND DA. There are 300 different AVSes or additional validator services basically different ways that one can re-stake that are going through different forms of product market fit just like the internet 85% of those apps will go to zero the other 15 will work and Dre Horowitz invested two years ago $10 million at $100 million valuation. Two years prior to that, I invested personally $2 million at to $25 million valuation, and my team has been much closer to the metal of basically understanding the user experience of how re-staking works, bug bounties, formal verification, smart contract audits because there’s risks involved in this. And then lastly, there’s this DeFi part of the equation where we have to understand all of the risks that are going on with that. So basically what I’d say is in in this example, if you were to just buy Ether on an exchange and stake it and click the button stake here, you’re earning back the napkin 2%. in if you were to buy it on the ETF back in the napkin, you’re earning one and a half per cent. Because you’re they’re only staking at the 50% capacity. Now, with us, we can do staking at full capacity, so we can earn the full three. Plus, we can do re-staking. Plus, we can do DeFi. Plus, we can access the debt markets. So, we’re able to basically borrow very cheaply as a public company stock worth a billion dollars versus, you know, somebody who has $100,000 worth of Ether. They may take a margin loan that’s, you know, double digit interest rates and they could get margin called where we’re able to kind of stagger our maturities and not have kind of margin calls. We’re able to also basically leverage the position. So, I think that with that we could generate much more yield much more safely than just holding the asset.

Reena Malyan: I have a follow-up question about the yield. What should investors expect and how much you can disclose?

Andrew Keys: I can’t give you exact price predictions or yield generation predictions, but it would be safe to say it would materially outperform ETFs and or retail exchange staking. Our north star is what’s called the Ether concentration per share. The ability to basically for every share each person owns we are generating more Ether, and our goal is to increase that Ether concentration per share.

Reena Malyan: Let’s talk about AI. How are you planning and are you actually planning to use AI in The Ether Machine?

Andrew Keys: So I think that AI the only way AI can be employed is on blockchain substrates like Ethereum. We’re seeing the tremendous production of content and information. In many of those instances, the user or the consumer of that information or media should know who’s creating that content. And basically with blockchains, you can have a public private key pairing that basically says I created this podcast and I can sign it and basically I can attach a wallet to it and I can say that this is me that created the content versus, you know, an AI or the AI could create the content and they could sign it with their wallet. And in a world that has lots of falsities, I think this is going to be extremely important where you’re going to know who created the information that you’re consuming. And so that’s like let’s call it on the content creation or information creation side of the equation. We also should think about the agentic side of AI where you know you could take kind of an example where Waymo are these driverless cars and we believe that we’re going to see a tremendous amount of work in the agentic side of the equation where you could have an example where if you were going in a Waymo and you had to get to the airport quickly and it was an hour drive, let’s call it, the Waymo could basically notify all of the other drivers that were on the highway and say, “If you pull over to let me go faster, I will pay you in real time.” And basically the only way that could work, you know, on a one-hour, you know, commute is through identities that are secured on blockchains with smart contracts that are secured on blockchains. And this is something that like a human being cannot do in real time. They couldn’t call the 100 cars that were in the but basically we think that that could work very well um you know on Ethereum. But your question was, you know, how could The Ether Machine employ AI? There are a few ways that that we could employ AI. First and foremost, we can constantly employ AI you know from a research perspective to understand the staking markets the re-staking markets the DeFi markets where are the risks where are the rewards what’s been audited and basically we can just have an AI analyst 24/7 365 monitor what’s going on in these yield generation markets because I do think that the yield generation is going to be competitive. Secondarily is as we evolve to have the additional debt and equity strategies, we can use AI to help us construct what is the best way to create a convertible bond knowing that we have the ability to generate yield as an example. What is the way to create the best type of preferred shares knowing that we have the ability to generate this yield? MSTR, Michael Saylor is pretty famous on the record saying the evolution of his preferred shares his credit instruments were a result of a ChatGPT inquiry and I think that that was amazing that you know rather than going to some mathematician they actually asked ChatGPT what’s the best way to structure debt offerings.

Reena Malyan: I have a fun question. If we hypothetically do colonize Mars or other planets, do you think Ether will be the main currency?

Andrew Keys: The notion of currency is probably the least interesting aspect of this technology to me and I know that everyone kind of thinks about the currency aspect because kind of the opening gate was this notion of Bitcoin and really the only thing we could do was send it between you and me counterparty as a Bitcoin. So I think a lot of the commentary is it, you know, does the price go up or down and a lot about, you know, sending this value. But really what we’re seeing is the next generation of the internet. The ability to digitize any asset, embed that into a digital legal agreement where we’re going from Microsoft Word documents to if then else computer statements. And we’re able to do this self-sovereignly. Meaning that we are going to have a self-sovereign browser instead of logging into all of these intermediary apps, whether it’s the bank app or the ride share app or the house share app. And you know to your question about will it be on Mars, it will proliferate anywhere and everywhere because it’s just a better mousetrap. This is just the next generation of how the database works and how the internet works. And if we have life on Mars, this will be there.

Reena Malyan: So, do you actually believe we’re going to go there?

Andrew Keys: You got so many smart people and we are living in an abundant state. So, I do think so.

Reena Malyan: I have a technical question. What do you think is a killer app of Ethereum so far? So the killer app thus far on Ethereum undoubtedly is stable coins. So right now we’ve seen in the first half of 2025 $9 trillion worth of stable coin movements on blockchains. And of that, 85% of those stable coin transactions have settled on Ethereum and with you know the proliferation of Circle which just did its IPO CRCL, $40 billion market capped company and the fact that in the first half of 2025 we’re seeing the same type of volume that Mastercard, American Express, Visa does you know annually, we have seen absolute product market fit with stable coins and what this is a simple example goes back to the thinning of the intermediary layer and when people go online to buy things you can pay with your MX you can pay with your Visa you can pay with your Mastercard now you can there’s another button that says buy with USDC and it’s 3% less And just there, that is the case in point. The credit card processors have intermediated themselves and extract tremendous value. And I’d rather the retailer keep the 3% and use the stable coin. And that’s just one asset and one function. And this technology has the ability to tokenize any asset and create any arbitrarily complex function.

Reena Malyan: I have a question about stable coins. Do you think that it still matters that stable coins are tethered to fiat currencies?

Andrew Keys: I don’t think it matters that it is tethered to fiat currencies. I think you get into kind of monetary theory questions here. Overwhelmingly, trade still exists in fiat currencies. I’m not buying my shirt with Ether. I think that most countries are in this infinite debt cycle. I do think that fiat is more being used as a medium of exchange and less as a store of value. And if that can continue, you know, that will continue.

Reena Malyan: Why do you think the current regulations like the GENIUS Act and liquid staking regulations help The Ether Machine?

Andrew Keys: The previous headwinds due to regulation are now tailwinds because we’re in a political cycle that is very favorable to the adoption of blockchain technology. Starting with the GENIUS Act, we’ve been given clarity on how stablecoins will work. And once we have regulatory clarity, then we have the rules of the road. And then with the rules of the road, participants can engage. So what we’re seeing now is every institution working on their stable coin strategy. I think not only will JP Morgan and Citi Bank and Goldman Sachs have a stable coin, but so will Walmart. So will Exon Mobile. and we’ve kind of talked about the benefits to you and me is that we’re not going to be paying the payment processors the 3% because we can use these stable coins. And the largest beneficiary without a doubt to the GENIUS Act is Ethereum because 85 plus percent of all stable coins settle on Ethereum. Next, we’ve gotten regulatory clarity on liquid staking. And basically what this is doing is continuing to further the clarity around the yield generation of Ethereum and other blockchains. But the largest proof-of-stake network in the world is Ethereum. So the staking clarity benefits Ethereum the most. Right now we’ve got the GENIUS Act. We just got this this regulation from the SEC on liquid staking. And then there is the CLARITY Act, which is the market structure act. And with market structure basically what this is doing is creating an ontology for digital tokens. Not all tokens are securities. Not all tokens are commodities. Not all tokens are intellectual property. And basically what this is going to do is give rules to how different application layer tokens are classified. And again, the largest beneficiary of the CLARITY Act is Ethereum because of high quality liquid assets that are going to get regulatory clarity. The stocks, the bonds, the derivatives, the stable coins, the majority of them settle on Ethereum. So, the largest beneficiary of all of this regulatory clarity is undoubtedly Ethereum.

Reena Malyan: Andrew, can you tell us where can we learn more about The Ether Machine?

Andrew Keys: You can find our website, https://ethermachine.com/, and learn about our stock on the NASDAQ, which is ticker $DYNX (now $ETHM).

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.